Exhibit 1

                                 GPC Biotech AG
                               Martinsried/Planegg
                       ISIN: DE 0005851505 // WKN: 585 150

                - Publication according to Sec. 26 para. 1 WpHG -

In a letter dated January 27, 2007, Mr. Dietmar Hopp, Johann-Jakob-Astor-Str. 57, 69190 Walldorf, informed us that his percentage of voting shares of GPC Biotech AG (WKN 585 150, ISIN DE0005851505) fell below the 10% threshold on January 24, 2007 and is now 6.64% (which equals voting rights of 2,270,749 shares out of a total of 34,206,673 shares). Mr. Dietmar Hopp informed us that of the aforementioned voting rights 1.89% (which equals voting rights of 647,706 out of a total of 34,206,673 shares) are attributable to him according to Sec. 22 para.1 Nr.1 WpHG and 1.89% (which equals voting rights of 647,707 out of a total of 34,206,673 shares) are attributable to him according to Sec. 22 para.2 WpHG. These are held by the following companies controlled by him or the following persons, whose percentage of voting shares attributable in each case is 3% or more: DH-Capital GmbH & Co. KG and OH Beteiligungen GmbH & Co.KG.

In a letter dated January 28, 2007, Mr. Oliver Hopp, Johann-Jakob-Astor-Str. 57, 69190 Walldorf, informed us that his percentage of voting shares of GPC Biotech AG (WKN 585 150, ISIN DE0005851505) fell below the 5% threshold on January 24, 2007 and is now 3.79% (which equals voting rights of 1,295,413 shares out of a total of 34,206,673 shares). Mr. Oliver Hopp informed us that of the aforementioned voting rights 1.89% (which equals voting rights of 647,707 out of a total of 34,206,673 shares) are attributable to him according to Sec. 22 para.1 Nr.1 WpHG and 1.89% (which equals voting rights of 647,706 out of a total of 34,206,673 shares) are attributable to him according to Sec. 22 para.2 WpHG. These are held by the following companies controlled by him or the following persons, whose percentage of voting shares attributable in each case is 3% or more: BW Verwaltungs GmbH, DH-Capital GmbH & Co. KG and OH Beteiligungen GmbH & Co.KG.

In a letter dated January 26, 2007, Mr. Berthold Wipfler, Max-Planck-Str.8, 69190 Walldorf, informed us that his percentage of voting shares of GPC Biotech AG (WKN 585 150, ISIN DE0005851505) fell below the 5% threshold on January 24, 2007 and is now 3.79% (which equals voting rights of 1,295,413 shares out of a total of 34,206,673 shares). Mr. Berthold Wipfler informed us that all of the aforementioned voting rights are attributable to him according to Sec. 22 para.l Nr.l WpHG and Sec. 22 para.2 WpHG. These are held by the following companies controlled by him or the following persons, whose percentage of voting shares attributable in each case is 3% or more: BW Verwaltungs GmbH, DH-Capital GmbH & Co. KG and OH Beteiligungen GmbH & Co.KG.

In a letter dated January 28, 2007, BW Verwaltungs GmbH, Bergheimer Str. 89/1, 69115 Heidelberg, informed us that its percentage of voting shares of GPC Biotech AG (WKN 585 150, ISIN DE0005851505) fell below the 5% threshold on January 24, 2007 and is now 3.79% (which equals voting rights of 1,295,413 shares out of a total of 34,206,673 shares). BW Verwaltungs GmbH informed us that all of the aforementioned voting rights are attributable to it according to Sec. 22 para.l Nr.l WpHG and Sec. 22 para.2 WpHG. These are held by the following companies it controls or the following persons, whose percentage of voting shares attributable in each case is 3% or more: DH-Capital GmbH & Co. KG and OH Beteiligungen GmbH & Co.KG.

In a letter dated January 28, 2007, DH-Capital GmbH & Co.KG, Bergheimer Str. 89/1, 69115 Heidelberg, informed us that its percentage of voting shares of GPC Biotech AG (WKN 585 150, ISIN DE0005851505) fell below the 5% threshold on January 24, 2007 and is now 3.79% (which equals voting rights of 1,295,413 shares out of a total of 34,206,673 shares). DH-Capital GmbH & Co.KG informed us that of the aforementioned voting rights 1.89% (which equals voting rights of 647,707 out of a total of 34,206,673 shares) are attributable to it according to Sec. 22 para.2 WpHG. These are held by the following companies it controls or the following persons, whose percentage of voting shares attributable in each case is 3% or more: OH Beteiligungen GmbH & Co.KG.

In a letter dated January 28, 2007, OH Beteiligungen GmbH & Co.KG, Bergheimer Str. 89/1, 69115 Heidelberg, informed us that its percentage of voting shares of GPC Biotech AG (WKN 585 150, ISIN DE0005851505) fell below the 5% threshold on January 24, 2007 and is now 3.79% (which equals voting rights of 1,295,413 shares out of a total of 34,206,673 shares). OH Beteiligungen GmbH & Co.KG informed us that of the aforementioned voting rights 1.89% (which equals voting rights of 647,706 out of a total of 34,206,673 shares) are attributable to it according to Sec. 22 para.2 WpHG. These are held by the following company it controls or the following persons, whose percentage of voting shares attributable in each case is 3% or more: DH-Capital GmbH & Co.KG.

Martinsried/Planegg, January 31, 2007

GPC Biotech AG
The Management Board